Exhibit 99.1

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (“Meeting”)

1. Date, Time and Place: On October 24, 2022, at 6:00 p.m., in an exclusively digital meeting, pursuant to item 6.4. of the Internal Rules of the Board of Directors (“Board”) of Suzano S.A. (“Company”).

2. Attendance: The following members of the Company’s Board of Directors attended the meeting: David Feffer (Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Maria Priscila Rodini Vansetti Machado (Board Member), Ana Paula Pessoa (Board Member), Rodrigo Calvo Galindo (Board Member), Paulo Rogerio Caffarelli (Board Member), Paulo Sergio Kakinoff (Board Member) e Gabriela Feffer Moll (Board Member). Also participated as a guest, Ms. Silvia Krueger Pela to act as secretary.

3. Chairman and Secretary: The meeting was presided by Mr. David Feffer, and Ms. Silvia Krueger Pela acted as secretary.

4. Agenda: To resolve on: (i) the acquisition, by the Company, of all the shares held by Kimberly-Clark Brasil Indústria e Comércio de Produtos de Higiene Ltda. (“KC Brasil”) in a new company that will be the holder of the assets related to the business of manufacturing, marketing, distribution and/or selling of tissue products, including ownership of the brand “NEVE” (“Target Company” and “Transaction”); and (ii) authorization to the Company's Board of Officers to perform any and all acts, negotiate and execute any contracts and/or instruments and any amendments thereto, necessary or convenient for the implementation of the previous resolution, if approved.

5. Minutes in Summary Form: The attending members of the Board of Directors, unanimously and without reservations, decided to draw up these minutes in summary form.

6. Resolutions: After installing the meeting, examining, and discussing the matters listed in the agenda, the attending members of the Board of Directors, unanimously and without reservations, resolved:

6.1 Approved the Transaction based on the following main conditions: (i) as part of the Transaction, the other global brands currently used by KC Brasil will be licensed to the Company for a specific term; (ii) the main asset included in the Transaction consists on a tissue production plant, located in the municipality of Mogi das Cruzes, in the state of São Paulo, with an annual production capacity of approximately 130 thousand tons; and (iii) the conclusion of the Transaction is subject to the verification of conditions precedent commonly practiced by the market in this type of transaction, including the approval of the Transaction by the Administrative Council for Economic Defense (CADE) and the conclusion of the corporate reorganization of KC Brasil for the incorporation and contribution of assets related to the tissues business in the Target Company.

6.2 Authorized the Company's Board of Officers to perform any and all acts, negotiate and execute any contracts and/or instruments and any amendments thereto, necessary or convenient for the implementation of the above resolution.

7. Closure: There being no further matters to be discussed, the meeting was ended. The minutes of the meeting were drafted, read, and approved by all Directors in attendance. Signatures: David Feffer – President; Silvia Krueger Pela – Secretary. Members of the Board of Directors: David Feffer (Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Maria Priscila Rodini Vansetti Machado (Board Member), Ana Paula Pessoa (Board Member), Rodrigo Calvo Galindo (Board Member), Paulo Rogerio Caffarelli (Board Member), Paulo Sergio Kakinoff (Board Member) e Gabriela Feffer Moll (Board Member).

This is a true copy of the original drawn up in the proper corporate book.

São Paulo, October 24, 2022.

___________________________

Silvia Krueger Pela

Secretary